Exhibit 1

MTS Announces $500,000 Private Equity Financing

Ra’anana, Israel –May 11, 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a provider of video advertising solutions for online and mobile platforms as well as innovative products and services for telecom expense management, mobile virtual network operators and enablers and an IOT/M2M enablement platform used by mobile service providers, today announced that it had completed a private placement of 227,271 ordinary shares, constituting approximately 2.9% of the Company’s outstanding shares, for $500,000. The proceeds of the placement will be used to augment the Company’s financial position after the acquisition of Vexigo Ltd. and to provide it with additional working capital. The shares were sold to Mr. Lior Salansky, chief executive officer of the Company, and to two directors, Mr. Chaim Mer, Chairman of the Company, and Mr. Adi Orzel, Chairman of the newly acquired Vexigo subsidiary. The price paid per share of $2.20 was equal to the closing price of an ordinary share on the NASDAQ Capital Market on Friday, May 8, 2015. The private equity financing was unanimously approved by the Company’s audit committee and board of directors.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms as well as innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com